Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Sizzle Acquisition Corp. (the “Company”) on Form S-1 MEF pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated March 11, 2021, except for Note 8 as to which date is September 27, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Sizzle Acquisition Corp. as of December 31, 2020 and for the period from October 12, 2020 (inception) through December 31, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-254182), of Sizzle Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

November 3, 2021